UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )

DHT Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y2065G 12 1

(CUSIP Number)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. Y2065G 12 1	Page 2 of 6

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): DNB Asset Management AS
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Kingdom of Norway
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 2,521,700 (see item 4)
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,521,700 (see item 4)
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,521,700 (see item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: *6.5%
12.	Type of reporting person: IA

*	Percentage is calculated based on an anticipated aggregate of 38,798,874 shares of issued outstanding Common Stock as of February 4, 2014. The aggregate share amount includes 9,757,900 shares of Common Stock that was issued as of February 4, 2014 upon the mandatory conversion and exchange of Series B Preferred Stock issued in a private placement.

CUSIP NO. Y2065G 12 1	Page 3 of 6

Item 1(a).	Name of issuer:

DHT Holdings, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

Clarendon House, 2 Church Street Hamilton HM 11, Bermuda

Item 2(a).	Names of person filing:

DNB Asset Management AS

Item 2(b).	Address of principal business office:

Dronning Aufemias Gate 30, Bygg M-12N, 0191 Oslo, Norway

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP No.:

Y2065G 12 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

Item 4. Ownership

The 2,521,700 shares of Common Stock reported consists of 1,457,700 shares of Common Stock and 1,064,000 shares of Common Stock underlying 10,640 shares of Class B Preferred Stock of the Issuer (the “Preferred Stock”). In a press release of the Issuer dated November 24, 2013, relating to a private placement of shares of Common Stock and Preferred Stock, the Issuer advised of its intention to call a special meeting of its shareholders to consider an amendment to the Issuer’s amended and restated articles of incorporation to increase the number of authorized shares of Common Stock of the Issuer. Each investor in the private placement agreed to vote all of its shares of Common Stock of the Issuer in favor of such increase. Upon approval of the increase by the Issuer’s shareholders, each share of Preferred Stock would mandatorily convert into 100 shares of Common Stock. In a press release of the

CUSIP NO. Y2065G 12 1	Page 4 of 6

Issuer dated January 20, 2014, the Issuer announced that at a special meeting of the shareholders, the shareholders voted to amend the amended and restated articles of incorporation and increase the number of authorized shares of Common Stock of the Issuer. On February 4, 2014, all issued and outstanding shares of the Series B Participating Preferred Stock was mandatorily exchanged into shares of common stock.

(a)	Amount beneficially owned: 2,521,700

(b)	Percent of class: *6.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,521,700

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,521,700

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Percentage is calculated based on an anticipated aggregate of 38,798,874 shares of issued outstanding Common Stock as of February 4, 2014. The aggregate share amount includes 9,757,900 shares of Common Stock that was issued as of February 4, 2014 upon the mandatory conversion and exchange of Series B Preferred Stock issued in a private placement.

DNB Asset Management AS (“DNB”) is the investment manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relationship.

DNB disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which DNB is the investment manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

CUSIP NO. Y2065G 12 1	Page 5 of 6

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y2065G 12 1	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014

DNB ASSET MANAGEMENT AS

/s/ Asle Eide
Name: Asle Eide Title: Compliance Officer